SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 25 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






                                                                     25 May 2006

  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO
                          AUSTRALIA, CANADA OR  JAPAN


                             Possible Offer
           by Holmar Holdings Limited, a company formed at the direction of
                         Fortress Investment Group LLC,

                             for telent plc


The Boards of Holmar and telent announce that they have reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent (the "Possible Offer"). Prior to announcing a formal offer, telent and Holmar will be seeking confirmations from a small number of significant customers that existing contractual arrangements will continue unaffected by the proposed change of control. These confirmations are expected to take 2 - 3 weeks to obtain and so any offer, if made, is unlikely to be completed before the end of July 2006. In addition, Holmar will seek irrevocable undertakings from certain institutional telent Shareholders. The Possible Offer is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act and would be subject to customary terms and conditions.

Under the terms of the Possible Offer, telent Shareholders would be entitled to receive 529.5 pence per telent Share in cash. On this basis, the terms of the Possible Offer value the Diluted Share Capital of telent at approximately GBP346 million. The agreement in principle is not binding on either party. However the indicative offer price of 529.5 pence per telent share in cash may only be reduced if the telent Board so agrees or if another offeror announces a firm intention to make an offer at a lower price.

The Possible Offer price of 529.5 pence per telent Share would represent a premium of:

- approximately 13 per cent. over the closing price of 467.5 pence per telent Share on 24 May 2006, being the last business day prior to this announcement; and

- approximately 23 per cent. over the average closing price of 430.5 pence per telent Share since telent announced the disposal of its equipment and international services businesses to Ericsson on 25 October 2005.

The Possible Offer has received clearance from the Pensions Regulator and the application for such clearance received the support of the Trustee of the UK Pension Plan.

Background to the Possible Offer

Since the financial restructuring of the Company in 2003, the management team of the Company, since January 2006 known as telent, has delivered significant value to the stakeholders of its business.

- Management initially focused on improving the operating performance of the business, the reduction of the Company's debt burden and returning the business to profitability.

- The disposal of its equipment and international services businesses to Ericsson resulted in:

  - GBP185 million being contributed to the UK Pension Plan and GBP490 million being set aside in escrow for the potential benefit of the UK Pension Plan. These arrangements have significantly improved the funding status of the UK Pension Plan and protected members' entitlements; and

  - GBP590 million or GBP2.75 per share (pre the 2 for 7 share consolidation of 27 March 2006) being returned to telent Shareholders.

- The proposed Possible Offer, at 529.5 pence per telent Share, values the Diluted Share Capital of telent at a further GBP346 million.

The Board of telent has, since the disposal of its equipment and international services businesses to Ericsson, been reviewing the most appropriate corporate structure for the Company given the relative size of its operations and the UK Pension Plan. The Company has held discussions with a wide range of existing participants and potential entrants to the secondary buyout market for pension fund assets and liabilities. From these discussions, the Board of telent has concluded that there is no short or medium term prospect of telent being able to dispose of the UK Pension Plan to the secondary market on terms that would create value for telent Shareholders.

Discussions with a number of third parties, including Fortress Investment Group, regarding a potential acquisition of telent started as part of this review process. The Board of telent believes the Possible Offer represents the most compelling option available to telent Shareholders today and would give telent Shareholders the opportunity to realise their investment at an attractive price. The Board of telent believes the Possible Offer price of 529.5 pence per telent Share represents fair value to telent Shareholders taking into account both the future prospects of the operational business and the position of the UK Pension Plan as described above.

Information on Fortress Investment Group and Holmar

Fortress Investment Group is a global alternative investment and asset management firm founded in 1998 with approximately $21 billion in discretionary equity capital under management. Fortress Investment Group is headquartered in New York City and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group's private equity business is focused on making long term investments in cash flowing businesses in the United States and Western Europe and building them in partnership with management.

Holmar is a private limited company newly incorporated in England and Wales and is indirectly owned by a private equity fund advised by Fortress Investment Group.

The proposed consideration payable by Holmar to telent Shareholders under the Possible Offer would be financed out of cash resources to be made available to Holmar pursuant to equity investments by funds advised by Fortress Investment Group.

If the Possible Offer is completed, it is Holmar's expectation that the directors of telent will resign at that time and that the current management team led by Mark Plato will remain to drive the telecoms services business forward. Assuming the successful completion of the Possible Offer, Holmar will work with telent's management team to grow the telecoms services business and develop its customer relationships.

If the Possible Offer is completed, telent and its subsidiaries would continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts.

At the close of business on 24 May 2006, there were 61,399,788 telent shares in issue, the ISIN for which is GB00B0S5CP58. In addition, as at that date, there were 49,609,047 Warrants in issue, the ISIN for which is GB0032800707.

This announcement does not constitute an offer or invitation to purchase any securities or a firm intention to make an offer pursuant to Rule 2.5 of the Code. There can be no certainty that Holmar will announce a firm intention to make an offer. Holmar may, in its sole discretion, proceed or not proceed with the Possible Offer whether the customer confirmations and irrevocable undertakings referred to above are forthcoming or not.

telent is announcing its preliminary financial results for the fiscal year ended 31 March 2006 today.


Enquiries


MJ2 Business Communications
(Public relations adviser to
Fortress Investment Group and Holmar)
Tim McCall                                                  +44 (0) 20 7491 7784

Goldman Sachs
(Financial adviser to
Fortress Investment Group and Holmar)
Basil Geoghegan                                             +44 (0) 20 7774 1000
Mateusz Szeszkowski

Bell Pottinger
(Public relations adviser to telent)
Charles Cook                                                +44 (0) 20 7861 3928
Zoe Sanders                                                 +44 (0) 20 7861 3887

Morgan Stanley
(Rule 3 financial adviser to telent)
Adrian Doyle                                                +44 (0) 20 7425 5000

Lazard
(Rule 3 financial adviser to telent)
Nicholas Jones                                              +44 (0) 20 7187 2000
Peter Warner

JPMorgan Cazenove
(Financial adviser and broker to telent)
Edmund Byers                                                +44 (0) 20 7588 2828
Andrew Hodgkin



Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Investment Group and Holmar and no one else in connection with the Possible Offer and will not be responsible to anyone other than Fortress Investment Group and Holmar for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Possible Offer.

Morgan Stanley, Lazard and JPMorgan Cazenove are acting for telent and no one else in connection with the Possible Offer and will not be responsible to anyone other than telent for providing the protections afforded to the respective clients of Morgan Stanley, Lazard or JPMorgan Cazenove nor for providing advice in relation to the Possible Offer.

If the Possible Offer is implemented by way of a takeover offer, such offer will not be made, directly or indirectly, in or into, or by the use of the mails or any other means or instrumentality (including, without limitation, telephonic or electronic) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, Australia, Canada, Japan or the United States, and such offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within Canada, Australia, Japan or the United States. Accordingly, copies of this announcement and any documentation relating to any such offer will not be, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from, Australia, Canada, Japan or (in the case of any documentation relating to such offer) the United States. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not distribute or send such documents into or from Australia, Canada, Japan or (in the case of any documentation relating to such offer) the United States. Doing so may render invalid any related purported acceptance of any such offer. In the event that Holmar decides to extend any such offer into the United States, it will do so in satisfaction of the procedural and filing requirements of the United States securities laws at that time to the extent applicable thereto.

The availability of the Possible Offer or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of telent, all "dealings" in any "relevant securities" of telent (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which, if the Possible Offer is implemented by way of a scheme of arrangement, such scheme becomes effective or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of telent, they will be deemed to be a single person for the purposes of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of telent by Holmar or telent, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 of the Code, you should consult the Panel.

This announcement contains "forward-looking statements" about telent, Holmar and the Possible Offer. These statements include the possibility of a transaction, the possible timetable and likely form of any such transaction, statements regarding plan, objectives and expectations with respect to future operations, and statements regarding future performance, events or trends. Words such as "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of telent or Holmar, and may cause the actual results performance or achievements of the telent Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following:
(i) delays in obtaining, or failure to obtain, the confirmations to be sought from certain significant customers; (ii) whether Holmar determines to make a formal offer for telent; (iii) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with thePossible Offer; (iv) the ability to manage regulatory, tax and legal matters and changes in the regulatory environment; and (v) adverse changes in the markets for telent's services. Important risks, uncertainties and considerations are also discussed in the telent Circular and telent's annual report to the SEC on Form 20-F for the year ended 31 March 2005 and in telent's other filings with the SEC. telent Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to telent's and Holmar's judgement as of the date on which they are made. Any such forward-looking statements are not intended to give any assurance as to future results. Neither telent nor Holmar undertakes to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Appendix I contains sources of information and bases of calculation, and Appendix II contains the definitions of certain terms used in this announcement.

END

                                  APPENDIX I
                                SOURCES AND BASES

In this announcement:


(i) The value of the Diluted Share Capital of telent is based upon 61,399,788 telent Shares in issue on 24 May 2006 and 3,974,228 telent Shares underlying options issued under the telent Share Option Schemes which have an exercise price of 529.5 pence or less and excludes telent Shares which could fall to be issued on exercise of subscription rights under the Warrants or under unvested options which are expected to have lapsed prior to the completion of the Possible Offer, if made.

(ii) The closing price of a telent Share is the middle market price extracted from the Daily Official List for the relevant day.

(iii) The average closing price for a telent Share for the period from 25 October 2005 (being the date on which telent announced the disposal of its equipment and international services business to Ericsson) to 24 May 2006, the last business day prior to this announcement, and the premium of 23 per cent. over the average closing price of 430.5 pence per telent Share for the period from 25 October 2005 to 24 May 2006 referred to in this announcement, are based upon information sourced from the Daily Official List (adjusted for the 275 pence per telent share special dividend payment and the 2 for 7 share consolidation associated with the Ericsson transaction).



                                  APPENDIX II
                                  DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:


"Affiliate"     in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these
                purposes a party shall be deemed to control a person if such party owns, directly or indirectly, 50 per cent or more of the voting rights of such person

"Australia"     the Commonwealth of Australia, its states, territories and possessions and all areas subject to its jurisdiction or any subdivision thereof

"Board" the board of directors of Holmar or telent, as the context may require

"business day"  any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London

"Canada" Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof

"Code"          the City Code on Takeovers and Mergers

"Companies Act" the Companies Act 1985, as amended

"Daily Official the Daily Official List of the London Stock Exchange
List"

"Diluted Share  the total number of issued telent Shares plus the number of
Capital"        telent Shares underlying options issued under the telent Share
                Option Schemes which have an exercise price of 529.5 pence or less

"Ericsson"      Telefonaktiebolaget LM Ericsson (publ)



"Fortress       Fortress Investment Group LLC, a Delaware Limited Liability
Investment      Company whose principal place of business is at 1345 Avenue of
Group"          the Americas, New York, NY 10105, US and its Affiliates

"Goldman Sachs" Goldman Sachs International

"Holmar" Holmar Holdings Limited, a private company limited by shares incorporated in England and Wales with registered number 5806195 whose registered office is at 40 Bank Street, Canary Wharf, London E14 5DS

"Japan" Japan, its cities, prefectures, territories and possessions and all areas subject to its jurisdiction or any subdivision thereof

"JPMorgan       JPMorgan Cazenove Limited
Cazenove"

"Lazard"        Lazard & Co. Limited

"London Stock   London Stock Exchange plc
Exchange"

"Morgan         Morgan Stanley & Co. Limited
Stanley"

"Official List" the Official List of the UK Listing Authority

"Panel"         the Panel on Takeovers and Mergers

"Possible       the possible recommended cash acquisition by Holmar of telent
Offer"

"SEC"           US Securities and Exchange Commission

"subsidiary"    shall be construed in accordance with the Companies Act

"telent" or     telent plc (formerly known as Marconi Corporation plc), a
"Company"       public limited company incorporated in England and Wales under registered number 00067307 whose registered office is at New
                Century Park, PO Box 53, Coventry CV3 1HJ

"telent         the circular to telent Shareholders dated 25 November 2005 in
Circular"       connection with, amongst other things, the sale by telent of its telecommunication and international services businesses to
                Ericsson

"telent         the Board of telent from time to time
Directors"

"telent Group"  telent and its subsidiaries

"telent         holders of telent Shares
Shareholders"

"telent Share   the Marconi Corporation plc Senior Management Share Option Plan,
Option Schemes" the Marconi Corporation plc Employee Share Option Plan and the
                Marconi Corporation plc Sharesave Plan

"telent Shares" the issued and to be issued ordinary shares of 87.5 pence each in the capital of telent

"UK" or "United the United Kingdom of Great Britain and Northern Ireland
Kingdom"

"UK Listing     the Financial Services Authority acting in its capacity as the
Authority"      competent authority for listing under Part VI of the Financial
                Services and Markets Act 2000

"UK Pension     the G.E.C. 1972 Pension Plan
Plan"

"US" or         the United States of America, its possessions and territories,
"United         all areas subject to its jurisdiction or any subdivision
States"         thereof, any  State of the United States and the District of
                Columbia

"Warrants"      rights created by a deed poll executed by the Company on 16 May
                2003 entitling the holders to  subscribe for telent Shares on the terms and conditions set out in the deed poll

"GBP", "sterling" means the lawful currency of the UK and "pence"

"$" or "US$"    United States dollars


All references to times are to London time unless otherwise stated.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 25 May 2006